Exhibit 2

FOR IMMEDIATE RELEASE:	CONTACT:
Terry Fahn
Sitrick & Company, Inc.
(310) 788-2850
Terry_Fahn@sitrick.com

STEVEN G. MIHAYLO AND VECTOR CAPITAL SEND LETTER TO INTER-TEL

STOCKHOLDERS URGING THEM TO SUPPORT THE RESOLUTION TO INITIATE

A SALE OF THE COMPANY TO THE HIGHEST BIDDER AND

REJECT THE COMPANY’S “JUST TRUST US” PLAN

TEMPE, AZ – October 6, 2006 –Steven G. Mihaylo and Vector Capital Corporation today announced that they are mailing a letter to stockholders of Inter-Tel (Delaware), Incorporated (NasdaqNM: INTL) urging them to vote in favor of the Resolution urging the Board of Directors to initiate a sale of the Company to the highest bidder and to reject the Company’s “Just Trust Us” plan.

In the letter, Mr. Mihaylo and Vector urged stockholders to vote their BLUE proxy cards FOR the Resolution and stated, among other things, in their view:

•	The Company has not quantified the timing or financial impact of its “long term strategic plan,” and amounts to little more than a “Just Trust Us” plan

•	Their proposed offer of $23.25 per share delivers compelling value for stockholders today and the sale process could deliver a potentially higher competing offer

•	The key issue for stockholders is whether the short term sale of the Company, at the proposed $23.25 cash offer (or a potentially higher competing offer), is superior to the Company’s “Just Trust Us” plan

•	The Resolution calls for a fair process, not a “fire sale”

•	The Resolution is non-binding and allows for plenty of time and flexibility to sell the Company to the highest bidder

•	If their offer is withdrawn, Inter-Tel’s stock will give back its recent acquisition premium

A full text of the letter is attached below:

STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

      October 6, 2006

Dear Fellow Inter-Tel Stockholder,

We are writing to encourage you to vote in favor of our Resolution urging the Board of Directors to initiate a sale of the Company to the highest bidder. The Resolution is non-binding and allows for plenty of time and flexibility to sell the Company to the highest bidder. The Resolution does not restrict the Special Committee’s ability to select the best alternative to maximize stockholder value, or require the Special Committee to conduct a sale process with undue haste or create a “fire sale” atmosphere. Moreover, the Company has had since March to explore the very alternatives they say they are currently reviewing. You should be mindful that we will withdraw our offer if the Resolution does not receive strong support from stockholders, and we believe withdrawal of our offer may have an immediate, adverse impact on the Company’s stock price.

On July 28, 2006, we submitted an attractive proposal to acquire all of the outstanding shares of the Company for $22.50 per share in cash, which the Company rejected. In an effort to avoid just this kind of contentious proxy contest, we proposed an increase to $23.25 per share with the only condition being that the Board commence a sales process. Once again, the Special Committee rejected our proposed offer without disclosing projections or other financial information supporting its assertion that its “Just Trust Us” plan will deliver superior value to stockholders.

Instead of providing meaningful details of its “long term strategic plan,” the Company has levied personal attacks that we believe are irrelevant to your evaluation of our Resolution. We believe that the key issue for stockholders is whether the short term sale of the Company, at our $23.25 proposed offer or a potentially higher competing offer, is superior to the Company’s largely undisclosed “long term strategic plan,” which seems, in our view, to rely mainly on generic points around historical R&D investment and new product roll-outs. Stockholders are being asked to choose, in our opinion, between a sales process which would result in an attractive, premium cash offer today (and allows for an opportunity to seek even higher sale values) and an unsupported, unquantified “long term strategic plan.”

Our proposed offer of $23.25 per share delivers compelling value for stockholders today.

Our proposed offer delivers compelling value for stockholders TODAY. The proposed offer of $23.25 represents:

•	An approximately 26% premium to the Company’s enterprise value on March 3, 2006, based on the unaffected stock price of $19.74 on March 3, 2006—the trading day prior to Mr. Mihaylo’s original 13D filing;

•	A 20.4x calendar year 2007 PE multiple, which is higher than any of Inter-Tel’s peers in telecommunications services and a 19% premium to the median of this peer group[1];

•	A significant premium over the Company’s own historical earnings multiples, including a 25% premium to the average forward multiple for the year prior to the 13D filing;

•	A premium to a majority of analysts’ price targets; and

•	A higher premium than the average for all LBO transactions in the last year.[2]

Moreover, the proposed offer is not subject to any conditions other than execution of customary definitive agreements. There is no due diligence contingency and no financing contingency.

[1]	This peer group is comprised of Nortel, Avaya, Cisco and Aastra.
[2]	Based on Factset data of 37 announced LBO transactions in the last twelve months with aggregate value greater than $500 million. Mihaylo offer premia based on $23.25 proposed offer price and the unaffected stock price prior to 13D filing on March 6, 2006.

Ask yourself whether the Special Committee and management are acting in the best interests of stockholders.

We think you should be skeptical when the Special Committee says that they are “conducting a serious and thorough review of the Company’s strategic options.”3

•	Ask yourself what the Special Committee has been doing since March 3.

•	Ask yourself if the Special Committee is really serious about exploring all options or whether it has erected a smoke-screen to thwart, discourage and delay our proposed $23.25 offer.

•	Why has the Special Committee consistently refused to even meet with us to discuss our offer?

•	Will the Special Committee continue its “serious and thorough review” if our offer is withdrawn?

•	The Special Committee’s rejection of our fully financed, all cash proposed $23.25 offer, in our opinion, was not in the stockholders’ best interests.

We believe that management lacks a credible plan for growth.

Steven G. Mihaylo knows Inter-Tel, its products and its customers perhaps better than anyone else. He founded the Company more than 37 years ago and was, until recently, the Chairman and Chief Executive Officer. With beneficial ownership of approximately 19.4% of the outstanding shares of common stock as of the record date, Mr. Mihaylo remains the Company’s largest stockholder by a wide margin; by contrast, the rest of the Board combined owns less than 63,000 shares of common stock, or approximately 0.25% of the outstanding shares. Mr. Mihaylo left the Company earlier this year after he and the Board disagreed over the strategic direction of the Company. Mr. Mihaylo believed then that the Board, management and the Company were headed in the wrong direction.

It is our view that Inter-Tel’s current management team has not provided a detailed, credible plan that demonstrates greater value than our proposed offer. The Company has never precisely quantified the timing or financial impact of its “long term strategic plan” in our view. Expecting stockholders to reject our Resolution in favor of a series of generic, qualitative points around such concepts as “differentiated business model” and “leverage distribution channels” amounts to little more than a “Just Trust Us” plan, in our opinion.

We believe that competitive pressures, recent lack of growth and declining margins create significant execution risk for stockholders. In our opinion:

•	The Company will face increased competition as it introduces its products to market, particularly the unreleased 7000 series products;

•	The fact that $50 million was spent on R&D does not guaranty the success of management’s plan;

•	Management has not provided investors any detailed financial guidance which would support assertions of greater intrinsic value; and

•	Despite having agreed to provide us due diligence material, and our having entered into a confidentiality agreement, the Company has not even shared its detailed “long term strategic plan” with us—or with you, Inter-Tel’s other stockholders, the owners of the Company.

We believe that the fundamental question for stockholders is whether our proposed offer of $23.25 in cash (or a potentially higher competing offer) represents greater stockholder value than a neutral assessment of management’s “long term strategic plan,” properly adjusted for time and risk.

[3]	Inter-Tel press release dated August 25, 2006.

2

The Resolution calls for a fair process, not a “fire sale.”

The Resolution is non-binding and allows for plenty of time and flexibility to sell the Company to the highest bidder. Stockholders are not being asked to vote on our proposed $23.25 offer. The Resolution does not restrict the Special Committee’s ability to select the best alternative to maximize stockholder value, or require the Special Committee to conduct a sale process with undue haste or create a “fire sale” atmosphere.

There has been more than ample time since March for the Company to explore its alternatives. We urge the Special Committee to conduct a sale process that provides all interested bidders with an opportunity to conduct their own thorough due diligence investigation of the Company, in order that all bidders have a level playing field to submit their best offers for the Company. If it is true that we are the only potential buyer that has conducted due diligence, we believe that it is because the Special Committee has chosen, for whatever reason, not to seek other bidders.

We believe that adopting the Resolution is in the stockholders’ best interests.

We believe that a sale of the Company is in the best interests of stockholders and is consistent with the Special Committee’s stated goal to explore strategic options. The Resolution enables a market check to determine the true value of the Company while still preserving the compelling proposed $23.25 offer today.

If more value can be realized, Mr. Mihaylo would be the first to support it, not only as a director with fiduciary obligations to maximize value for all stockholders, but also as the Company’s largest stockholder and biggest beneficiary of that value. In fact, although we hope to be the highest bidder in this process, Mr. Mihaylo has committed to support a higher offer received by the Company if he determines not to make a competing proposal. Mr. Mihaylo is simply unwilling to expose his substantial investment in the Company to the downside risk of trusting the current management to deliver on its largely undisclosed “long term strategic plan.”

We believe if the Company is not sold, Inter-Tel stock will give back its recent acquisition premium.

Inter-Tel significantly underperformed the market and relevant indices prior to Mr. Mihaylo’s original 13D filing. Inter-Tel declined approximately 28% in the year prior to the 13D filing, while the broader market indices increased significantly. Conversely, since the 13D filing, Inter-Tel’s stock price is up 11%, which is more than double the S&P500—and the Nasdaq-related indices actually declined over this period. In our view, this indicates that our interest has artificially supported the Company’s stock price. Simply trading in line with its average PE multiple for the year preceding the 13D filing, (16.9x) would represent a nearly 20% decline from where Inter-Tel’s multiple has been since March 3.4

We believe that it is time for the Board to stop stonewalling our efforts to obtain the highest value for stockholders. This is an opportunity for stockholders to exercise their right to be part of the process. Stockholders who share our concern should vote in favor of the non-binding Resolution to urge the Board of Directors to sell the Company to the highest bidder, and reject the Company’s “Just Trust Us” plan.

Since the date of our proxy statement, the Company disclosed that the Special Meeting of Stockholders (the “Special Meeting”) of Inter-Tel (Delaware), Incorporated will be held on Tuesday, October 24, 2006, at 10:00 a.m. local time at the offices of Snell & Wilmer, One Arizona Center, 400 E. Van Buren Street, 19th Floor Conference Room, Phoenix, Arizona 85004. The Company also disclosed that there were 26,686,491 shares of Inter-Tel common stock outstanding as of the record date for the Special Meeting. Accordingly, as of the record date, Mr. Mihaylo was the beneficial owner of an aggregate of 5,179,498 shares of common stock, representing approximately 19.4% of the shares outstanding as of the record date.

[4]	Forward multiples based on Factset NTM PE multiple. 20% decline based on Inter-Tel’s 21.1x average NTM PE multiple since March 3, 2006 and 16.9x average NTM PE multiple for the 12 months ended March 3, 2006.

3

Vote Your BLUE Proxy Card Today

We have commenced the process of sending you our proxy statement, which gives you additional information regarding the Resolution. We urge you to vote FOR the Resolution to urge the Board to initiate a sale of the Company by voting by telephone, by Internet or by completing and returning the enclosed BLUE proxy card. You can do this even if you have already voted on the white proxy card solicited by Inter-Tel. It is the latest dated proxy that counts. If you have any questions or require assistance, please contact MacKenzie Partners, Inc. by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect) or by email at proxy@mackenziepartners.com.

Thank you in advance for your support.

Very truly yours,

/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By:	/s/ Christopher G. Nicholson
Christopher G. Nicholson,
on behalf of Vector Capital Corporation

4